Filed by Noble Corporation Limited

Pursuant to rule 425 under the Securities Act of 1933

Subject Company: Noble Corporation

Commission File No.: 000-53604

Commission File No. for Registration Statement

on Form S-4: 333-189846

Excerpt from Noble Corporation press release on October 7, 2013

Noble Corporation announced today that it has determined that no exit withholding tax would be due as a result of the proposed merger (the “Merger”) to effect a change in place of incorporation of the publicly traded parent company of the Noble group of companies from Switzerland to the United Kingdom.

As previously disclosed in the definitive proxy statement/prospectus dated September 5, 2013, filed by Noble and Noble Corporation Limited (“Noble UK”) relating to the Merger, one of the conditions to the closing of the Merger is that no exit withholding tax would be payable under Swiss law as a result of the Merger. Noble believes that this Merger condition will be satisfied, and will proceed with the extraordinary general meeting of shareholders as scheduled on October 11, 2013. The calculation is subject to final confirmation by the Swiss federal tax authorities, which Noble must receive before it can cause the Merger to become effective. Noble expects to receive the confirmation by not later than October 21, 2013. For more information about the calculation of exit withholding tax, see “Material Tax Considerations — Swiss Tax Considerations” in Noble’s definitive proxy statement/prospectus for the upcoming shareholders meeting.